28 Liberty Street, 41st Floor New York, NY 10005 D / 212-238-8688

July 17, 2023

via hand delivery and edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Sardra Wall
John Hodgin
Jenifer O’Brien
Shannon Buskirk
Anuja A. Majmudar
Timothy Levenberg

Re:	Greenfire Resources Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed June 16, 2023 File No. 333-271381

Ladies and Gentlemen:

On behalf of our client, Greenfire Resources Ltd. (“New Greenfire” or the “Company”), we are providing the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated June 29, 2023, with respect to the above-referenced Company’s amendment No. 1 to registration statement on Form F-4 (the “Amended Registration Statement/ Proxy Statement”).

The Company is concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement/Proxy Statement (the “Second Amended Registration Statement/Proxy Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Amended Registration Statement/Proxy Statement. We are separately furnishing to the Staff courtesy copies of the Second Amended Registration Statement/Proxy Statement marked to show the changes to the Amended Registration Statement/Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Second Amended Registration Statement/Proxy Statement. All references to page numbers in the Company’s responses are to the pages of the Second Amended Registration Statement/Proxy Statement.

Carter Ledyard & Milburn LLP / clm.com

Amendment No. 1 to Registration Statement on Form F-4

Reasons of the MBSC Board and Transaction Committee for Approving the Business Combination, page 132

1.

New disclosure at page 136 states: “The Greenfire Initial Management Projections no longer reflect Greenfire’s outlook for the years ended December 31, 2023 and 2024 and remain included in this Registration Statement/Proxy Statement solely because they were made available to MBSC, the Transaction Committee and their respective advisors, including Peters, prior to approval by the Transaction Committee and the execution of the Business Combination Agreement....” Please revise to clarify the extent to which the MBSC Board’s unanimous recommendations referenced throughout the filing take into account the “Greenfire Updated Management Projections.” If they do not take the updated projections into account, please revise to explain why that is the case.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Second Amended Registration Statement/Proxy Statement.

The Business Combination

Unaudited Prospective Financial and Operating Information

Reserve Report Projections, page 139

2.

We have reviewed your expanded disclosure in response to prior comment 15; however, we reissue our comment in part as we are unable to locate your disclosure explaining what individual producing status categories of reserves, e.g., developed producing, developed non-producing and/or undeveloped reserves, are included as probable reserves in the disclosure of “Total Proved Plus Probable Reserves (“2P”)” shown on page 142. Please advise or revise your disclosure as needed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Second Amended Registration Statement/Proxy Statement to clarify that Probable Reserves include developed producing and undeveloped reserves.

3.

We have read your response to prior comment 16 and note your expanded disclosure. If the table presenting the “Total Proved Developed Producing Reserves (“PDP”)” or the summary level presentations for “Total Proved Reserves (“1P”)” and “Total Proved plus Probable Reserves (“2P”)” include the estimates for developed non-producing “PDNP” reserves, please revise these tables and provide separate disclosure of these reserves. If these tables do not include developed non-producing “PDNP” reserves, please remove the definition of “PDNP” reserves.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not have any PDNP reserves assigned. The Company has revised the disclosure on page 141 of the Second Amended Registration Statement/Proxy Statement to remove the definition of developed non-producing “PDNP”.

Potential Purchases of Public Shares, page 154

4.

We note your response to prior comment 19. You originally indicated that the purpose of “any such purchases of MBSC Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining MBSC Stockholder Approval or to satisfy a closing condition....” Please further revise this section to disclose the purpose of these potential purchases or arrangements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 91 and 154 of the Second Amended Registration Statement/Proxy Statement.

Carter Ledyard & Milburn LLP / clm.com

Liquidity and Capital Resources, page 239

5.

We note the explanation you provided in response to prior comment 29. Please provide corresponding disclosure here or in the notes to the financial statements for M3-Brigade Acquisition III Corp.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 239 and 240 of the Second Amended Registration Statement/Proxy Statement.

Business of Greenfire and Certain Information About Greenfire

Description of Business

Land Acreage, page 248

6.

We note you disclose essentially all of the acreage for the Hangingstone assets as developed; however, the disclosure on page 252 indicates approximately 79% of the reserves attributable to these assets are classified as undeveloped as of December 31, 2022. Please note the acreage associated with your undeveloped reserves and acreage held by production that encompasses those leased acres on which wells have not been drilled or completed should be classified as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please advise or modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage. Refer to the disclosure requirements in Item 1208 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 248 of the Second Amended Registration Statement/Proxy Statement.

Well Information, page 249

7.

We have read your response to prior comment 31 and reissue our comment in part as we are unable to locate your expanded disclosure relating to a discussion of your present activities. If no activities were in progress at December 31, 2022 or as of the date of your current registration statement, please include a clarifying statement, if true. Refer to the requirements in Item 1206 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 248 of the Second Amended Registration Statement/Proxy Statement.

Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 276

8.

We have read your response to prior comment 44 and note that your response indicates the disclosure of your operating expenses shown as total Canadian dollars per year on page 278 and as Canadian dollars per barrel include two separate components identified as energy operating expenses and non-energy operating expenses on page 285. We also note disclosure on page 285 indicating these expenses include all of the costs related to the Company’s production activities, including property tax. Please note disclosure of the average annual production cost excludes ad valorem, severance and similar production taxes and should be computed as the average overall cost per unit of oil production. Please expand the disclosure on page 278 as necessary to comply with Item 1204(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the tabular presentation and disclosure on pages 278 and 285 of the Second Amended Registration Statement/Proxy Statement to include “Annual production costs” and “Average annual production costs ($/bbl)”. “Annual production costs” differs from the originally disclosed operating expenses as it excludes ad valorem, severance and similar production taxes.

Carter Ledyard & Milburn LLP / clm.com

Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cash Operating Netback, page 286

9.	We note from your response to prior comment 46 that you have revised the disclosure regarding the non-GAAP measure labeled “Cash Operating Netback” to reconcile to Net income (loss) and comprehensive income (loss). Please address the following:

●	Clarify for us why you do not believe the most directly comparable GAAP measure is Gross Profit. In this regard, we note this non-GAAP measure appears more akin to a Gross Profit measure, with the exception that depletion and depreciation is excluded, and its characterization as a financial measure on page 297.

●	Tell us why you believe the label of “Cash Operating Netback” appropriately reflects the nature of this non-GAAP measure. In this regard, the word “cash” is typically associated with a liquidity measure. Refer to Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the “Greenfire Management’s Discussion and Analysis of Financial Condition and Results of Operations” and corresponding sections of the Second Amended Registration Statement/Proxy Statement to remove the non-GAAP measure “Cash Operating Netback” and “Cash Operating Netback ($/bbl)”.

Capital Resources and Liquidity

Cash Provided by Operating Activities and Free Funds Flow, page 293

10.

Your calculation of “Free Funds Flow” appears to differ from the typical calculation of “Free Cash Flow” described in Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations regarding only the adjustment for Changes in non-cash working capital. Please revise the title of your non-GAAP measure to avoid confusion with the typical calculation of the similarly titled measure “Free Cash Flow”.

RESPONSE: In response to Staff’s comment, the Company has revised the disclosure on pages vii, 276, 294, 295 and 296 of the Second Amended Registration Statement/Proxy Statement to retitle the non-GAAP measure to “adjusted funds flow” from “free funds flow”.

Index to Financial Statements

Audited Financial Statements of Greenfire Resources Inc.

Notes to the Consolidated Financial Statements, page F-70

11.

We note your response to prior comment 50 and do not concur with your assessment. Please include the supplemental oil and gas producing activity disclosures with your complete sets of annual financial statements as required by FASB ASC 932-235-50-2.

RESPONSE: In response to the Staff’s comment, the Company has included the required information as an appendix to the financial statements of Greenfire Resources Inc. in the Second Amended Registration Statement/Proxy Statement.

Carter Ledyard & Milburn LLP / clm.com

Note 1. Corporate Information, page F-70

12.

We note from your response to prior comment 51 that “Greenfire Resources Inc.’s only operations prior to the acquisition were insignificant relative to the JACOS operations acquired.” Please provide us with an analysis that supports your conclusion that there is not a material difference between presenting the full historical financial information for Greenfire Resources Inc. as opposed to the predecessor and successor periods within the audited financial statements of Greenfire Resources Inc.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. In considering the presentation of the financial statements to be included in the Second Amended Registration Statement/ Proxy Statement, the Company assessed the guidance in Financial Reporting Manual (“FRM”) 1170.1 to 1170.3 and the related S-X Articles, (portions of which have been reproduced below with emphasis added) and respectfully believes that the financial statements that the Company has provided comply with the guidance.

FRM 1170.2 states “[F]inancial information of a registrant’s predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for the registrant and its predecessor should collectively be ‘as of’ all dates and ‘for’ all periods required by S-X Articles 3 and 10 (or Article 8 for SRC).”

Article 3.02(a) of Regulation S-X states “(a) There shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of comprehensive income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessors) has been in existence.

The Company concluded that the full historical financial statements of Greenfire Resources Inc. from inception through the end of the reporting period, in addition to the JACOS financial statements for the periods prior its acquisition meet the requirements of Article 3.02(a) of Regulation S-X and the guidance in FRM 1170.2, and more specifically that these financial statements reflect the periods that Greenfire Resources Inc. has been in existence.

FRM 1170.3 includes an example which summarizes the financial statement requirements as follows:

“… The IPO registration statement must include audited financial statements of the predecessor for the two years ended December 31, 2020 and the period from January 1, 2021 to June 25, 2021. The Newco registrant must provide audited financial statements for the period from the inception date through December 31, 2021 (there were no operations from inception date to acquisition date)…”

The Company believes that the example FRM 1170.3 further supports that the financial statements of Greenfire Resources Inc. (with reference to the financial statement requirements for Newco registrant in the example) from its inception (prior to the acquisition of its predecessor, JACOS) are required to be presented, including when there are limited or no operations from inception to the acquisition date.

The Company also considered that the requirements under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) (specifically IAS 1.10, IAS 1.38, and IAS 1.38A) that require financial statements to be provided “for the period”, along with comparative information, in a full set of financial statements to be fully compliant with IFRS. The Company believes that omitting the information related to Greenfire Resources Inc.’s operations prior to the acquisition of JACOS (which results include the acquisition of Demo Asset) would not be in compliance with this guidance.

Carter Ledyard & Milburn LLP / clm.com

The Company acknowledges that while a common presentation when there is a predecessor and successor is that of a single set of financial statements with a blackline separating the predecessor and successor, the Company did not identify any guidance (within the FRM or otherwise) that explicitly requires a blackline presentation. The Company believes its presentation, which includes both the predecessor and successor financial statements without any lapse in periods, which satisfy the requirements of Article 3 of Regulation S-X, comply with the relevant requirements.

The Company also reviewed other filings and noted another registrant with a similar fact pattern. PBF Energy Inc. filed its registration statement on Form S-1 with an effective date of December 12, 2012. In that filing, PBF Energy Inc. (the registrant) was a newly created company and identified PBF LLC as its predecessor. PBF Energy LLC, in turn, identified the Paulsboro Refining Business as its predecessor. PBF LLC had an acquisition of assets (the “Delaware City Refinery”) prior to its acquisition of the Paulsboro Refining Business, and PBF Energy Inc. presented both the financial statements of PBF Energy LLC [the successor] (including periods prior to the acquisition of the Paulsboro Refining Business) and the financial statements of the Paulsboro Refining Business [predecessor] through the date of acquisition in its registration statement.

In summary, the Company believes that its inclusion of the full historical financial information for Greenfire Resources Inc. (from the date of its formation and through the year ended December 31, 2022) and the JACOS financial information through its acquisition date on September 17, 2021 provide the relevant information with respect to the successor and predecessor, while complying with the requirements under IFRS as well as with the SEC’s requirements and guidance.

General

13.

We note that Cantor Fitzgerald & Co. was an underwriter for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Cantor or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and can confirm that, to date, none of MBSC, Greenfire or New Greenfire has received any notice, or any other indication, from Cantor or any other firm engaged in connection with the MBSC IPO about ceasing involvement in the transaction. In response to the Staff’s comment, the Company has revised the disclosure on page 241 of the Amended Registration Statement/Proxy Statement.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 238-8619. We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

cc:	Robert Logan, Chief Executive Officer and Director, Greenfire Resources Ltd.
David Phung, Chief Financial Officer and Director Greenfire Resources Ltd.
Charles Garner, M3 - Brigade Acquisition III Corp.
Sylvie Welsh, Burnet, Duckworth & Palmer LLP
John L. Robinson, Wachtell, Lipton, Rosen & Katz

Carter Ledyard & Milburn LLP / clm.com